UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Grupo Aeroportuario del Pacifico Announces Results for the Second Quarter of 2023

GUADALAJARA, Mexico, July 24, 2023 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) reports its consolidated results for the second quarter ended June 30, 2023 (2Q23). Figures are unaudited and prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Summary of Results 2Q23 vs. 2Q22

  The sum of aeronautical and non-aeronautical services revenues increased by Ps. 855.6 million, or 15.2%. Total revenues increased by Ps. 1,749.6 million, or 26.5%.

  Cost of services increased by Ps. 134.1 million, or 14.9%.

  Income from operations increased by Ps. 437.0 million, or 12.4%.

  EBITDA increased by Ps. 495.1 million, or 12.1%, an increase from Ps. 4,081.7 million in 2Q22 to Ps. 4,576.8 million in 2Q23. EBITDA margin (excluding the effects of IFRIC-12) went from 72.4% in 2Q22 to 70.4% in 2Q23.

  Comprehensive income decreased by Ps. 197.1 million, or 8.8%, from an income of Ps. 2,249.2 million in 2Q22 to an income of Ps. 2,052.0 million in 2Q23.

Company’s Financial Position:
2Q23 results were positive compared to 2Q22, with an increase in aeronautical and non-aeronautical revenues, despite the 11.6% appreciation of the peso versus the U.S. dollar in the quarter, generating positive net cash flow from operating activities, which amounted to Ps. 2,516.1 million. The Company reported a financial position of cash and cash equivalents as of June 30, 2023, of Ps. 14,920.9 million. During 2Q23, the Company paid the first installment of the dividend approved at the Annual General Shareholders' Meeting held on April 13, 2023 for Ps. 1,874.6 million. It also made the payment of the bond certificate "GAP 20-2" for Ps. 602.0 million.

Passenger Traffic

During 2Q23, total passengers at the Company’s 14 airports increased by 1,792.4 thousand passengers, an increase of 12.7%, compared to 2Q22.

During 2Q23, the following new routes were opened:

Domestic:
Airline	Departure	Arrival	Opening date	Frequencies
Viva Aerobus	Los Cabos	Toluca	May 18,2023	1 daily
Volaris	Guadalajara	Puerto Vallarta	June 01, 2023	1 daily
Volaris	Puerto Vallarta	Guadalajara	June 01, 2023	1 daily
Viva Aerobus	Mexicali	Monterrey	June 01, 2023	1 daily
Note: Frequencies can vary without prior notice.

International
Airline	Departure	Arrival	Opening date	Frequencies
Spirit	Los Cabos	Dallas Fort-Worth	May 5, 2023	3 weekly
Spirit	Los Cabos	Houston	May 7, 2023	3 weekly
Frontier	Montego Bay	Dallas Fort-Worth	May 22, 2023	3 weekly
JetBlue	Puerto Vallarta	Los Angeles	June 27, 2023	1 daily
Note: Frequencies can vary without prior notice.

Domestic Terminal Passengers – 14 airports (in thousands):
Airport	2Q22	2Q23	Change	6M22	6M23	Change
Guadalajara	2,673.7	3,174.4	18.7%	5,034.1	6,133.2	21.8%
Tijuana *	2,001.0	2,236.9	11.8%	3,821.9	4,303.3	12.6%
Los Cabos	631.5	741.1	17.3%	1,144.4	1,411.7	23.4%
Puerto Vallarta	691.9	758.0	9.6%	1,190.7	1,397.6	17.4%
Montego Bay	0.0	0.0	0.0%	0.0	0.0	0.0%
Guanajuato	426.9	559.3	31.0%	809.2	1,066.6	31.8%
Hermosillo	481.3	521.6	8.4%	864.5	995.6	15.2%
Kingston	0.3	0.4	38.5%	0.5	0.6	27.4%
Mexicali	300.7	380.6	26.6%	590.8	727.2	23.1%
Morelia	165.9	201.2	21.3%	313.5	388.0	23.8%
La Paz	274.5	284.0	3.5%	512.7	510.6	(0.4%)
Aguascalientes	195.6	156.4	(20.0%)	353.5	307.0	(13.2%)
Los Mochis	107.9	118.8	10.0%	204.0	213.1	4.4%
Manzanillo	24.5	25.7	4.9%	48.5	52.8	8.8%
Total	7,975.7	9,158.3	14.8%	14,888.3	17,507.3	17.6%
*Cross Border Xpress (CBX) users are classified as international passengers.

International Terminal Passengers – 14 airports (in thousands):
Airport	2Q22	2Q23	Change	6M22	6M23	Change
Guadalajara	1,097.7	1,290.6	17.6%	2,067.6	2,506.7	21.2%
Tijuana *	1,026.6	1,113.0	8.4%	1,949.8	2,160.6	10.8%
Los Cabos	1,184.6	1,222.3	3.2%	2,309.4	2,603.5	12.7%
Puerto Vallarta	873.8	886.7	1.5%	1,934.8	2,264.8	17.1%
Montego Bay	1,160.9	1,305.9	12.5%	2,089.0	2,656.8	27.2%
Guanajuato	181.7	210.7	16.0%	357.2	418.1	17.1%
Hermosillo	19.9	17.6	(11.1%)	38.5	36.7	(4.5%)
Kingston	362.3	435.4	20.2%	630.6	829.5	31.5%
Mexicali	1.7	2.0	15.0%	2.9	3.5	20.7%
Morelia	117.2	143.3	22.3%	233.5	294.9	26.3%
La Paz	6.3	4.0	(36.1%)	13.8	7.7	(44.0%)
Aguascalientes	57.9	72.6	25.5%	105.0	132.8	26.5%
Los Mochis	2.0	1.7	(12.0%)	3.7	3.5	(5.8%)
Manzanillo	15.5	11.9	(23.6%)	41.2	42.7	3.6%
Total	6,108.1	6,717.8	10.0%	11,777.0	13,961.9	18.6%
*CBX users are classified as international passengers.

Total Terminal Passengers – 14 airports (in thousands):
Airport	2Q22	2Q23	Change	6M22	6M23	Change
Guadalajara	3,771.4	4,465.0	18.4%	7,101.7	8,639.9	21.7%
Tijuana *	3,027.6	3,349.9	10.6%	5,771.7	6,463.9	12.0%
Los Cabos	1,816.1	1,963.4	8.1%	3,453.7	4,015.2	16.3%
Puerto Vallarta	1,565.7	1,644.7	5.0%	3,125.5	3,662.4	17.2%
Montego Bay	1,160.9	1,305.9	12.5%	2,089.0	2,656.8	27.2%
Guanajuato	608.5	770.1	26.5%	1,166.4	1,484.7	27.3%
Hermosillo	501.2	539.2	7.6%	903.0	1,032.3	14.3%
Kingston	362.6	435.8	20.2%	631.0	830.1	31.5%
Mexicali	302.4	382.6	26.5%	593.7	730.7	23.1%
Morelia	283.2	344.6	21.7%	547.1	682.9	24.8%
La Paz	280.8	288.0	2.6%	526.5	518.3	(1.6%)
Aguascalientes	253.4	229.0	(9.6%)	458.5	439.8	(4.1%)
Los Mochis	109.9	120.5	9.6%	207.7	216.6	4.3%
Manzanillo	40.1	37.6	(6.2%)	89.7	95.4	6.4%
Total	14,083.7	15,876.1	12.7%	26,665.3	31,469.1	18.0%
*CBX users are classified as international passengers.

CBX Users (in thousands):
Airport	2Q22	2Q23	Change	6M22	6M23	Change
Tijuana	1,017.2	1,103.3	8.5%	1,934.6	2,142.7	10.8%

Consolidated Results for the Second Quarter of 2023 (in thousands of pesos):

	2Q22	2Q23	Change
Revenues
Aeronautical services	4,322,965	4,939,681	14.3%
Non-aeronautical services	1,318,125	1,556,984	18.1%
Improvements to concession assets (IFRIC-12)	968,994	1,862,976	92.3%
Total revenues	6,610,084	8,359,641	26.5%

Operating costs
Costs of services:	900,467	1,034,528	14.9%
Employee costs	350,755	435,239	24.1%
Maintenance	161,217	161,331	0.1%
Safety, security & insurance	136,643	155,476	13.8%
Utilities	119,569	118,412	(1.0%)
Other operating expenses	132,283	164,070	24.0%

Technical assistance fees	190,226	220,479	15.9%
Concession taxes	473,457	657,228	38.8%
Depreciation and amortization	563,114	621,155	10.3%
Cost of improvements to concession assets (IFRIC-12)	968,994	1,862,976	92.3%
Other (income)	(4,761)	7,652	(260.7%)
Total operating costs	3,091,497	4,404,018	42.5%
Income from operations	3,518,587	3,955,623	12.4%
Financial Result	(288,117)	(508,135)	76.4%
Income before income taxes	3,230,470	3,447,488	6.7%
Income taxes	(865,835)	(959,062)	10.8%
Net income	2,364,635	2,488,426	5.2%
Currency translation effect	(161,220)	(381,807)	136.8%
Cash flow hedges, net of income tax	45,635	(54,924)	(220.4%)
Remeasurements of employee benefit – net income tax	103	318	208.7%
Comprehensive income	2,249,153	2,052,013	(8.8%)
Non-controlling interest	(51,631)	(4,355)	(91.6%)
Comprehensive income attributable to controlling interest	2,197,522	2,047,657	(6.8%)

	2Q22	2Q23	Change
EBITDA	4,081,701	4,576,778	12.1%
Comprehensive income	2,249,153	2,052,013	(8.8%)
Comprehensive income per share (pesos)	4.4230	4.0612	(8.2%)
Comprehensive income per ADS (US dollars)	2.5799	2.3689	(8.2%)

Operating income margin	53.2%	47.3%	(11.1%)
Operating income margin (excluding IFRIC-12)	62.4%	60.9%	(2.4%)
EBITDA margin	61.7%	54.7%	(11.3%)
EBITDA margin (excluding IFRIC-12)	72.4%	70.4%	(2.6%)
Costs of services and improvements / total revenues	28.3%	34.7%	22.6%
Cost of services / total revenues (excluding IFRIC-12)	16.0%	15.9%	(0.2%)

- Net income and comprehensive income per share for 2Q23 were calculated based on 505,277,464 shares outstanding as of June 30, 2023 and for 2Q22 were calculated based on 508,510,018 shares outstanding as of June 30, 2022. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 17.1439 per U.S. dollar (the noon buying rate on June 30, 2023, as published by the U.S. Federal Reserve Board).
- For purposes of the consolidation of our Jamaican airports, the average three-month exchange rate of Ps. 17.7225 per U.S. dollar for the three months ended June 30, 2023 was used.

Revenues (2Q23 vs. 2Q22)

  Aeronautical services revenues increased by Ps. 616.7 million, or 14.3%.
  Non-aeronautical services revenues increased by Ps. 238.9 million, or 18.1%.
  Revenues from improvements to concession assets increased by Ps. 894.0 million, or 92.3%.
  Total revenues increased by Ps. 1,749.6 million, or 26.5%.
  The change in aeronautical services revenues was primarily due to the following factors:

    Revenues at our Mexican airports increased by Ps. 588.7 million, or 16.1%, compared to 2Q22, mainly due to the 12.5% increase in passenger traffic and the 99.0% compliance with the maximum tariffs.

    Revenues from Jamaican airports increased by Ps. 28.0 million, or 4.2%, compared to 2Q22. This was mainly due to the 14.3% increase in passenger traffic. During 2Q23, there was an 11.6% appreciation of the peso versus the U.S. dollar, compared to 2Q22, which went from an average exchange rate of Ps. 20.0414 in 2Q22 to Ps. 17.7225 in 2Q23, which represented a decrease in revenues in pesos.
  The change in non-aeronautical services revenues was primarily driven by the following factors:

    Revenues at our Mexican airports increased by Ps. 215.3 million, or 19.8%, compared to 2Q22. Revenues from businesses operated by third parties increased by Ps. 103.2 million, or 14.3%, mainly due to the passenger traffic recovery, the opening of new commercial spaces, and the renegotiation of contract conditions. The business lines that grew the most were food and beverage, retail, car rentals, leasing of space, ground transportation, and duty-free stores, all of which increased by Ps. 97.2 million, or 16.0%. Revenues from businesses operated directly by us increased by Ps. 111.0 million, or 34.3%.

    Revenues from the Jamaican airports increased by Ps. 23.5 million, or 10.2%, compared to 2Q22. The business lines that grew the most were duty-free stores, leasing of space, retail, food and beverage, and financial services, all of which increased by Ps. 20.9 million, or 11.9%. Revenues in U.S. dollars increased by US$ 2.8 million, or 24.6%, offset by an appreciation of the peso by 11.6% against the dollar compared to 2Q22.

	2Q22	2Q23	Change
Businesses operated by third parties:
Food and beverage	204,591	260,242	27.2%
Duty-free	179,811	195,434	8.7%
Retail	162,207	184,636	13.8%
Car rentals	132,392	139,456	5.3%
Leasing of space	77,943	88,315	13.3%
Time shares	58,189	59,020	1.4%
Ground transportation	42,791	47,684	11.4%
Communications and financial services	25,473	29,893	17.4%
Other commercial revenues	47,831	43,951	(8.1%)
Total	931,227	1,048,631	12.6%

Businesses operated directly by us:
Car parking	136,589	174,304	27.6%
VIP lounges	94,632	107,932	14.1%
Convenience stores	77,973	133,534	71.3%
Advertising	21,927	37,490	71.0%
Total	331,120	453,261	36.9%
Recovery of costs	55,778	55,090	(1.2%)
Total Non-aeronautical Revenues	1,318,125	1,556,984	18.1%

Figures expressed in thousands of Mexican pesos.

  Revenues from improvements to concession assets 1
  Revenues from improvements to concession assets (IFRIC-12) increased by Ps. 894.0 million, or 92.3%, compared to 2Q22. The change was composed of:
    Improvements to concession assets at the Company’s Mexican airports, which increased by Ps. 872.5 million, or 91.8%, due to increased investments under the Master Development Program for 2020-2024 period.
    Improvements to concession assets at the Company’s Jamaican airports, which increased Ps. 21.4 million, or 117.4%.

___________________________
1 Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12). However, this recognition does not have a cash impact or impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed. This is in accordance with the Company’s Master Development Programs in Mexico and Capital Development Programs in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

Total operating costs increased by Ps. 1,312.5 million, or 42.5%, compared to 2Q22, mainly due to the increase from costs of improvements to concession assets (IFRIC-12) by Ps. 894.0 million, a combined increase of Ps. 214.0 million, or 32.2%, in concession taxes and technical assistance fees, an increase in the cost of services of Ps. 134.1 million, or 14.9%, and a Ps. 58.0 million, or 10.3%, increase in depreciation and amortization (excluding the cost of improvements to concession assets (IFRIC-12), operating costs increased Ps. 418.5 million, or 19.7%).

This increase in total operating costs was primarily due to the following factors:

Mexican airports:

  Operating costs increased by Ps. 1,150.6 million, or 45.6%, compared to 2Q22, primarily due to a Ps. 872.5 million, or 91.8%, increase in the cost of improvements to the concession assets (IFRIC-12), Ps. 149.9 million, or 20.8%, increase in the cost of services, a combined Ps. 65.3 million, or 15.7%, increase in technical assistance fees and concession taxes, and a Ps. 53.8 million, or 12.2%, increase in depreciation and amortization (excluding the cost of improvements to the concession assets, operating costs increased by Ps. 278.1 million or 17.7%).

The change in the cost of services at our Mexican airports during 2Q23 was mainly due to:

  Employee costs increased Ps. 87.9 million, or 29.7%, compared to 2Q22, mainly due to the hiring of 354 additional personnel during the second half of 2022 and during 6M23, mainly for the operation of business lines operated directly by us, as well as the adjustments in salaries and changes in Labor Law.
  Other operating expenses increased Ps. 24.4 million, or 20.6%, compared to 2Q22, mainly due to a combined increase of Ps. 20.1 million in the cost of goods and services for our VIP lounges and convenience stores, due to the increase in sales of these business lines, the increase in FBO services, professional fees, and travel expenses.
  Safety, security, and insurance costs increased Ps. 23.7 million, or 23.5%, compared to 2Q22, mainly due to an increase in the number of security staff, minimum wages and changes in Labor Law, and the opening of additional operational areas.
  Utilities costs increased by Ps. 12.2 million, or 17.1%.

Jamaican Airports:

  Operating costs increased by Ps. 161.9 million, or 28.6%, compared to 2Q22, mainly due to a Ps. 148.7 million, or 60.2%, increase in concession taxes, an increase in the cost of improvements to concession assets (IFRIC-12) by Ps.21.5 million, or 117.4%, offset by the decrease in the cost of services by Ps. 15.8 million, or 8.8%.

Operating income margin went from 53.2% in 2Q22 to 47.3% in 2Q23. Excluding the effects of IFRIC-12, the operating income margin went from 62.4% in 2Q22 to 60.9% in 2Q23. Income from operations increased by Ps. 437.0 million, or 12.4%, compared to 2Q22.

EBITDA margin went from 61.7% in 2Q22 to 54.7% in 2Q23. Excluding the effects of IFRIC-12, EBITDA margin went from 72.4% in 2Q22 to 70.4% in 2Q23. The nominal value of EBITDA increased by Ps. 495.1 million, or 12.1%, compared to 2Q22.

Financial result increased by Ps. 220.0 million, or 76.4%, from a net expense of Ps. 288.1 million in 2Q22 to a net expense of Ps. 508.1 million in 2Q23. This change was mainly the result of:

  Foreign exchange rate fluctuations, which went from an income of Ps. 81.2 million in 2Q22 to a loss of Ps. 189.5 million in 2Q23. This generated a foreign exchange loss of Ps. 270.7 million. This was mainly due to the appreciation of the peso. The currency translation effect expense increased Ps. 220.6 million, compared to 2Q22.

  Interest expenses increased by Ps. 194.1 million, or 32.9%, compared to 2Q22, mainly due to higher debt as a result of the issuance of long-term debt securities and the drawdown of credit lines, as well as the increase in interest rates.

  Interest income increased by Ps. 244.8 million, or 109.6%, compared to 2Q22, mainly due to an increase in the reference interest rates.

In 2Q23, comprehensive income decreased by Ps. 197.1 million, or 8.8%, compared to 2Q22. Income before taxes increased by Ps. 217.0 million, mainly due to the increase in traffic and the commercial strategy. This growth generated an increase in income taxes of Ps. 93.2 million. However, net and comprehensive income decreased mainly due to the decrease of the effect of foreign currency translation in Ps. 220.6 million, and a decrease in cash flow hedges for Ps. 100.6 million.

During 2Q23, net income increased by Ps. 123.8 million, or 5.2%, compared to 2Q22. Taxes for the period increased by Ps. 93.2 million, income taxes decreased by Ps. 65.1 million and the benefit for deferred taxes decreased by Ps. 158.3 million, mainly due to a decrease in the inflation rate, from 1.5% in 2Q22 to 0.2% in 2Q23.

Consolidated Results for the Six Months of 2023 (in thousands of pesos):
	6M22	6M23	Change
Revenues
Aeronautical services	8,177,197	9,968,355	21.9%
Non-aeronautical services	2,486,037	3,027,867	21.8%
Improvements to concession assets (IFRIC-12)	1,959,448	3,703,338	89.0%
Total revenues	12,622,682	16,699,561	32.3%

Operating costs
Costs of services:	1,653,991	2,001,166	21.0%
Employee costs	639,273	832,173	30.2%
Maintenance	286,247	306,998	7.2%
Safety, security & insurance	262,817	322,954	22.9%
Utilities	215,650	222,663	3.3%
Other operating expenses	250,004	316,378	26.5%

Technical assistance fees	364,372	442,717	21.5%
Concession taxes	873,223	1,266,621	45.1%
Depreciation and amortization	1,127,647	1,239,226	9.9%
Cost of improvements to concession assets (IFRIC-12)	1,959,448	3,703,338	89.0%
Other (income)	(18,473)	12,796	(169.3%)
Total operating costs	5,960,209	8,665,865	45.4%
Income from operations	6,662,473	8,033,696	20.6%
Financial Result	(561,063)	(1,182,435)	110.7%
Income before income taxes	6,101,411	6,851,261	12.3%
Income taxes	(1,409,324)	(1,797,604)	27.6%
Net income	4,692,087	5,053,657	7.7%
Currency translation effect	(339,551)	(814,582)	139.9%
Cash flow hedges, net of income tax	137,387	(37,751)	(127.5%)
Remeasurements of employee benefit – net income tax	205	599	(192.2%)
Comprehensive income	4,490,128	4,201,923	(6.4%)
Non-controlling interest	(70,658)	(8,217)	(88.4%)
Comprehensive income attributable to controlling interest	4,419,471	4,193,706	(5.1%)

	6M22	6M23	Change
EBITDA	7,790,121	9,272,922	19.0%
Comprehensive income	4,490,128	4,201,923	(6.4%)
Comprehensive income per share (pesos)	8.8300	8.3161	(5.8%)
Comprehensive income per ADS (US dollars)	5.1505	4.8507	(5.8%)

Operating income margin	52.8%	48.1%	(8.9%)
Operating income margin (excluding IFRIC-12)	62.5%	61.8%	(1.1%)
EBITDA margin	61.7%	55.5%	(10.0%)
EBITDA margin (excluding IFRIC-12)	73.1%	71.4%	(2.3%)
Costs of services and improvements / total revenues	28.6%	34.2%	19.3%
Cost of services / total revenues (excluding IFRIC-12)	15.5%	15.4%	(0.7%)

- Net income and comprehensive income per share for 6M23 were calculated based on 505,277,464 shares outstanding as of June 30, 2023, and for 6M22 were calculated based on 508,510,018 shares outstanding as of June 30, 2022. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 17.1439 per U.S. dollar (the noon buying rate on June 30, 2023, as published by the U.S. Federal Reserve Board).
- For purposes of the consolidation of the airports in Jamaica, the average six-month exchange rate of Ps. 18.2123 per U.S. dollar for the six months ended June 30, 2023, was used.

Revenues (6M23 vs. 6M22)

  Aeronautical services revenues increased by Ps. 1,791.2 million, or 21.9%.
  Non-aeronautical services revenues increased by Ps. 541.8 million, or 21.8%.
  Revenues from improvements to concession assets increased by Ps. 1,743.9 million, or 89.0%.
  Total revenues increased by Ps. 4,076.9 million, or 32.3%.
  The change in aeronautical services revenues was composed primarily of the following factors:

    Revenues at our Mexican airports increased by Ps. 1,582.8 million, or 22.8%, compared to 6M22, mainly due to the 17.1% increase in passenger traffic, as well as 99.0% compliance with the maximum tariffs and the inflation by 0.9%.
    Revenues from Jamaican airports increased by Ps. 208.4 million, or 16.9%, compared to 6M22. This was mainly due to the 28.2% increase in passenger traffic but offset by an appreciation of the peso against the dollar compared to 6M22 of 10.2%, which went from an average exchange rate of Ps. 20.8022 in 6M22 to Ps. 18.2123 in 6M23, which represented a decrease in revenues in pesos.
  The change in non-aeronautical services revenues was composed primarily of the following factors :

    Revenues at our Mexican airports increased by Ps. 466.6 million, or 22.7%, compared to 6M22. Revenues from businesses operated by third parties increased by Ps. 234.4 million, or 17.0%. This was mainly due to the recovery of passenger traffic, the opening of new commercial spaces, and the renegotiation of existing contracts. The business lines that increased the most were food and beverage, retail, leasing of space, car rentals, ground transportation, and duty-free stores, which jointly increased by Ps. 226.2 million, or 19.7%. Revenues from businesses operated directly by us increased by Ps. 226.1 million, or 38.1%, while the recovery of costs increased by Ps. 6.2 million, or 7.5%. Commercial revenues in U.S. dollars represent 26% of non-aeronautical revenues, therefore the appreciation of the peso during 6M23 affected that revenue by approximately 2.6%.
    Revenues from the Jamaican airports increased by Ps. 75.2 million, or 17.5%, compared to 6M22. The business lines that increased the most were duty-free stores, retail, food and beverage, and leasing of space, which jointly increased by Ps. 68.6 million, or 21.8%. Revenues in U.S. dollars increased by US$ 6.5 million, or 36.9%.
	6M22	6M23	Change
Businesses operated by third parties:
Food and beverage	373,749	498,691	33.4%
Duty-free	341,795	390,019	14.1%
Retail	296,652	355,770	19.9%
Car rentals	262,211	282,864	7.9%
Leasing of space	143,152	173,334	21.1%
Time shares	119,370	116,383	(2.5%)
Ground transportation	85,251	98,405	15.4%
Communications and financial services	50,951	59,506	16.8%
Other commercial revenues	96,352	87,662	(9.0%)
Total	1,769,484	2,062,635	16.6%

Businesses operated directly by us:
Car parking	252,109	341,061	35.3%
VIP lounges	175,067	213,978	22.2%
Advertising	142,990	231,754	62.1%
Convenience stores	37,240	64,119	72.2%
Total	607,406	850,911	40.1%
Recovery of costs	109,148	114,321	4.7%
Total Non-aeronautical Revenues	2,486,038	3,027,867	21.8%

Figures expressed in thousands of Mexican pesos.

  Revenues from improvements to concession assets2
  Revenues from improvements to concession assets (IFRIC12) increased by Ps. 1,743.9 million, or 89.0%, compared to 6M22. The change was composed primarily of:
    The Company’s Mexican airports, which increased by Ps. 1,739.3 million, or 91.2%, due to increased investments under the Master Development Program for 2020-2024 period.
    Improvements to concession assets at the Company’s Jamaican airports, which increased Ps. 4.6 million, or 8.7%.

_____________________________
[2] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed in accordance with the Company’s Master Development Programs in Mexico and Capital Development Program in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

Total operating costs increased by Ps. 2,705.7 million, or 45.4%, compared to 6M22, mainly due to a Ps. 1,743.9 million, or 89.0% increase in the cost of improvements to the concession assets (IFRIC12), a combined Ps. 471.7 million, or 38.1%, increase in concession taxes and technical assistance fees, a Ps. 347.2 million, or 21.0%, increase in cost of services, and a Ps. 111.6 million, or 9.9%, increase in depreciation and amortization (excluding the cost of improvements to concession assets, operating costs increased Ps. 961.8 million, or 24.0%).

This increase in total operating costs was composed primarily of the following factors:

Mexican Airports:

  Operating costs increased by Ps. 2,407.2 million, or 49.5%, compared to 6M22, primarily due to a Ps. 1,739.3 million, or 91.2%, increase in the cost of improvements to the concession assets (IFRIC12), a Ps. 373.7 million, or 29.0%, increase in cost of services, a combined Ps. 170.7 million, or 21.5%, increase in technical assistance fees and concession taxes, a Ps. 105.5 million, or 12.0%, increase in depreciation and amortization, (excluding the cost of improvements to the concession assets, operating costs increased by Ps. 667.9 million or 22.6%).

The change in the cost of services during 6M23 was mainly due to:

  Employee costs increased Ps. 198.2 million, or 37.1%, compared to 6M22, mainly due to the hiring of 174 additional personnel during 2022 and 180 during 6M23, as well as the adjustments in salaries and changes in Labor Law.
  Other operating expenses increased Ps. 67.2 million, or 31.5%, compared to 6M22, mainly due to a combined increase of Ps. 66.7 million in the cost of goods and services for our VIP lounges and convenience stores, due to the increase in the operation and revenues from these business lines, FBO services, the allowance for credit losses, and travel expenses.
  Safety, security and insurance costs increased Ps. 60.5 million, or 31.4%, compared to 6M22, mainly due to an increase in the number of security staff, increase in minimum wages, changes in Labor Law and the opening of additional operational areas.
  Utilities increased by Ps. 28.9 million, or 23.9%, compared to 6M22.

Jamaican Airports:

  Operating costs increased by Ps. 298.5 million, or 27.2%, compared to 6M22, mainly due to a Ps. 301.0 million, or 68.0%, increase in concession taxes, Ps. 6.0 million, or 2.4%, increase in depreciation and amortization, Ps. 4.6 million, or 8.7%, in the cost of improvements to concession assets (IFRIC-12) offset by the decrease in cost of services by Ps. 26.5 million, or 7.3%, mainly due to the appreciation of the peso by 10.2%, which represented a decrease in the cost in pesos.

Operating margin went from 52.8% in 6M22 to 48.1% in 6M23. Excluding the effects of IFRIC-12, operating margin went from 62.5% in 6M22 to 61.8% in 6M23. Operating income increased Ps. 1,371.2 million, or 20.6%, compared to 6M22.

EBITDA margin went from 61.7% in 6M22 to 55.5% in 6M23. Excluding the effects of IFRIC-12, EBITDA margin went from 73.1% in 6M22 to 71.4% in 6M23. The nominal value of EBITDA increased Ps. 1,482.8 million, or 19.0%, compared to 6M22.

Financial cost increased by Ps. 621.4 million, or 110.7%, from a net expense of Ps. 561.1 million in 6M22 to a net expense of Ps. 1,182.5 million in 6M23. This change was mainly the result of:

  Foreign exchange rate fluctuations, which went from income of Ps. 133.9 million in 6M22 to a loss of Ps. 356.5 million in 6M23. This generated an increase in the foreign exchange loss of Ps. 490.4 million, due to the peso appreciation. Currency translation effect expense increased Ps. 475.0 million, compared to 6M22.

  Interest expenses increased by Ps. 530.9 million, or 50.1%, compared to 6M22, mainly due to the increase in debt due to the issuance of bond certificates and the contracting of bank loans, as well as the substantial increase in interest rates.

  Interest income increased by Ps. 399.9 million, or 107.8%, compared to 6M22, mainly due to an increase in the reference interest rates.

In 6M23, comprehensive income decreased by Ps. 288.2 million, or 6.4%, compared to 6M22. Income before taxes increased by Ps. 749.8 million, mainly due to the increase in traffic and the commercial strategy. This growth generated an increase in income taxes of Ps. 388.3 million. However, net and comprehensive income decreased mainly due to the decrease of the effect of foreign currency translation in Ps. 475.0 million, and a decrease in cash flow hedges for Ps. 175.1 million.

During 6M23, net income increased by Ps. 361.6 million, or 7.7%, compared to 6M22. Taxes for the period increased by Ps. 388.3 million, income taxes increased by Ps. 153.9 million, and the benefit for deferred taxes decreased by Ps. 234.4 million, mainly due to a decrease in the inflation rate, from 4.0% in 6M22 to 1.5% in 6M23.

Statement of Financial Position

Total assets as of June 30, 2023 increased by Ps. 9,979.9 million compared to June 30, 2022, primarily due to the following items: (i) a Ps. 8,017.1 million increase in net improvements to concession assets; (ii) a Ps. 1,431.4 million increase in cash and cash equivalents, (iii) a Ps. 804.1 million combined increase in net machinery, equipment, and leasehold improvements, and advances to suppliers, and (iv) a Ps. 199.2 million increase in account receivables, among others.

Total liabilities as of June 30, 2023 increased by Ps. 9,846.0 million compared to June 30, 2022. This increase was primarily due to the following items: (i) issuance of Ps. 5,255.6 million (net) in long-term debt securities, (ii) Ps. 3,323.3 million in bank loans, and (iii) Ps. 1,947.9 million in dividends to be paid. This increase was partially offset by decrease of: (i) Ps. 483.3 million in accounts payable, and (ii) Ps. 170.1 million deferred taxes, among others.

Recent events

In accordance with the results as of June 30, 2023, as well as traffic growth expectations, the Company updates the growth guidance for the year 2023:

GUIDANCE	2023 vs 2022
Passenger traffic	10% - 12%
Aeronautical revenues	13% - 15%
Non-aeronautical revenues	16% - 18%
Total Revenue	14% - 16%
EBITDA	12% - 14%
Margin EBITDA	70% +- 1%
CAPEX	Ps. 11.9 billion

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of Norman Manley International Airport in Kingston, Jamaica and took control of the operation in October 2019.

This press release contains references to EBITDA, a financial performance measure not recognized under IFRS and which does not purport to be an alternative to IFRS measures of operating performance or liquidity. We caution investors not to place undue reliance on non-GAAP financial measures such as EBITDA, as these have limitations as analytical tools and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Exhibit A: Operating results by airport (in thousands of pesos):
Airport	2Q22	2Q23	Change	6M22	6M23	Change
Guadalajara
Aeronautical services	1,091,357	1,350,769	23.8%	2,071,302	2,660,000	28.4%
Non-aeronautical services	216,792	255,604	17.9%	422,229	497,278	17.8%
Improvements to concession assets (IFRIC 12)	499,974	828,734	65.8%	999,947	1,657,468	65.8%
Total Revenues	1,808,122	2,435,108	34.7%	3,493,478	4,814,745	37.8%
Operating income	910,971	1,129,369	24.0%	1,731,102	2,252,481	30.1%
EBITDA	1,022,052	1,243,711	21.7%	1,958,926	2,479,273	26.6%

Tijuana
Aeronautical services	648,990	739,753	14.0%	1,195,550	1,419,294	18.7%
Non-aeronautical services	132,349	155,897	17.8%	250,104	302,604	21.0%
Improvements to concession assets (IFRIC 12)	85,505	140,836	(64.7%)	171,011	281,673	64.7%
Total Revenues	866,845	1,036,486	19.6%	1,616,666	2,003,571	23.9%
Operating income	530,526	542,577	2.3%	984,083	1,084,159	10.2%
EBITDA	615,010	638,273	3.8%	615,010	1,281,278	108.3%

Los Cabos
Aeronautical services	716,852	784,131	9.4%	1,346,328	1,607,142	19.4%
Non-aeronautical services	282,441	306,352	8.5%	539,293	606,079	12.4%
Improvements to concession assets (IFRIC 12)	63,265	249,608	294.5%	126,531	499,216	294.5%
Total Revenues	1,062,558	1,340,091	26.1%	2,012,152	2,712,436	34.8%
Operating income	726,211	728,539	0.3%	1,366,159	1,564,602	14.5%
EBITDA	802,926	810,393	0.9%	1,515,514	1,726,906	13.9%

Puerto Vallarta
Aeronautical services	581,969	653,046	12.2%	1,178,108	1,457,307	23.7%
Non-aeronautical services	145,901	154,164	5.7%	273,835	312,396	14.1%
Improvements to concession assets (IFRIC 12)	199,303	403,557	102.5%	398,606	807,114	102.5%
Total Revenues	927,173	1,210,767	30.6%	1,850,548	2,576,817	39.2%
Operating income	537,447	524,200	(2.5%)	1,094,742	1,242,447	13.5%
EBITDA	587,085	577,211	(1.7%)	1,190,105	1,352,465	13.6%

Montego Bay
Aeronautical services	447,794	451,848	0.9%	834,615	956,994	14.7%
Non-aeronautical services	177,388	199,883	12.7%	331,340	398,583	20.3%
Improvements to concession assets (IFRIC 12)	18,299	39,852	117.8%	53,106	55,041	3.6%
Total Revenues	643,481	691,583	7.5%	1,219,062	1,410,618	15.7%
Operating income	313,902	226,072	(28.0%)	558,297	536,691	(3.9%)
EBITDA	433,339	345,161	(20.3%)	801,256	776,096	(3.1%)

Exhibit A: Operating results by airport (in thousands of pesos):
Airport	2Q22	2Q23	Change	6M22	6M23	Change
Guanajuato
Aeronautical services	178,794	229,118	28.1%	339,014	443,007	30.7%
Non-aeronautical services	36,530	47,585	30.3%	73,570	89,476	21.6%
Improvements to concession assets (IFRIC 12)	10,647	70,722	677.3%	21,294	141,445	564.3%
Total Revenues	225,971	347,425	53.7%	433,878	673,928	55.3%
Operating income	137,343	183,794	33.8%	265,810	358,990	35.1%
EBITDA	158,241	205,235	29.7%	306,696	403,252	31.5%

Hermosillo
Aeronautical services	117,613	126,924	7.9%	210,503	243,509	15.7%
Non-aeronautical services	20,277	22,341	10.2%	35,922	42,770	19.1%
Improvements to concession assets (IFRIC 12)	16,897	14,439	(14.5%)	33,793	28,879	(14.5%)
Total Revenues	154,787	163,704	5.8%	280,219	315,158	12.5%
Operating income	73,020	77,891	6.7%	127,608	145,821	14.3%
EBITDA	95,217	102,801	8.0%	170,926	102,801	(39.9%)

Others (1)
Aeronautical services	539,595	604,093	12.0%	1,001,775	1,181,102	17.9%
Non-aeronautical services	102,952	108,619	5.5%	196,756	215,283	9.4%
Improvements to concession assets (IFRIC 12)	75,104	115,227	53.4%	155,159	232,504	49.8%
Total Revenues	717,651	827,940	15.4%	1,353,692	1,628,890	20.3%
Operating income	186,228	185,435	(0.4%)	342,672	377,180	10.1%
EBITDA	258,707	266,545	3.0%	485,079	541,238	11.6%

Total
Aeronautical services	4,322,963	4,939,681	14.3%	8,177,196	9,968,355	21.9%
Non-aeronautical services	1,114,629	1,250,446	12.2%	2,123,050	2,464,468	16.1%
Improvements to concession assets (IFRIC 12)	968,994	1,862,976	92.3%	1,959,448	3,703,338	89.0%
Total Revenues	6,406,585	8,053,102	25.7%	6,406,585	16,136,162	151.9%
Operating income	3,415,645	3,597,874	5.3%	6,470,471	7,562,371	16.9%
EBITDA	3,972,578	4,189,330	5.5%	7,571,004	8,663,310	14.4%

(1) Others include the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali, Morelia, and Kingston airports.

Exhibit B: Consolidated statement of financial position as of June 30 (in thousands of pesos):
	2022	2023	Change	%
Assets
Current assets
Cash and cash equivalents	13,489,562	14,920,952	1,431,390	10.6%
Trade accounts receivable - Net	1,964,410	2,163,559	199,150	10.1%
Other current assets	696,457	761,775	65,318	9.4%
Total current assets	16,150,429	17,846,286	1,695,858	10.5%

Advanced payments to suppliers	1,619,117	2,262,121	643,004	39.7%
Machinery, equipment and improvements to leased buildings - Net	3,586,973	3,748,101	161,128	4.5%
Improvements to concession assets - Net	17,098,809	25,115,894	8,017,085	46.9%
Airport concessions - Net	10,000,663	9,032,955	(967,708)	(9.7%)
Rights to use airport facilities - Net	1,171,708	1,098,311	(73,397)	(6.3%)
Deferred income taxes - Net	6,469,200	6,936,249	467,049	7.2%
Other non-current assets	555,287	592,131	36,844	6.6%
Total assets	56,652,186	66,632,048	9,979,862	17.6%

Liabilities
Current liabilities	10,301,328	15,917,020	5,615,692	54.5%
Long-term liabilities	29,953,067	34,183,379	4,230,313	14.1%
Total liabilities	40,254,394	50,100,399	9,846,005	24.5%

Stockholders' Equity
Common stock	8,197,536	8,197,536	-	0.0%
Legal reserve	34,076	478,185	444,109	1303.3%
Net income	4,607,230	4,971,095	363,865	7.9%
Retained earnings	136,704	244,657	107,953	79.0%
Reserve for share repurchase	2,499,473	1,500,000	(999,473)	(40.0%)
Repurchased shares	(1,075,703)	-	1,075,703	(100.0%)
Foreign currency translation reserve	708,882	(164,704)	(873,586)	(123.2%)
Remeasurements of employee benefit – Net	5,416	14,613	9,197	(169.8%)
Cash flow hedges- Net	167,051	92,871	(74,180)	44.4%
Total controlling interest	15,280,665	15,334,253	53,588	0.4%
Non-controlling interest	1,117,126	1,197,396	80,269	7.2%
Total stockholder's equity	16,397,791	16,531,649	133,857	0.8%

Total liabilities and stockholders' equity	56,652,186	66,632,048	9,979,862	17.6%

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit C: Consolidated statement of cash flows (in thousands of pesos):
	2Q22	2Q23	Change	6M22	6M23	Change
Cash flows from operating activities:
Consolidated net income	2,364,636	2,488,426	5.2%	4,692,089	5,053,657	7.7%

Postemployment benefit costs	8,527	11,236	31.8%	17,132	22,450	31.0%
Allowance expected credit loss	(2,161)	(10,478)	384.9%	(3,845)	6,397	(266.4%)
Depreciation and amortization	563,114	621,155	10.3%	1,127,647	1,239,226	9.9%
Loss on sale of machinery, equipment and improvements to leased assets	2,069	674	67.4%	2,359	684	(71.0%)
Interest expense	568,881	990,273	74.1%	1,044,288	1,810,604	73.4%
Provisions	5,052	6,079	20.3%	12,539	11,904	(5.1%)
Income tax expense	865,835	959,062	10.8%	1,409,324	1,797,604	27.6%
Unrealized exchange loss	(57,193)	(163,141)	185.2%	(181,512)	(327,129)	80.2%
Net (gain) on derivative financial instruments	(172)	-	(100.0%)	(6,937)	-	(100.0%)
	4,318,588	4,903,286	13.5%	8,113,085	9,615,397	18.5%
Changes in working capital:
(Increase) decrease in
Trade accounts receivable	(129,179)	(42,086)	(67.4%)	(250,644)	164,377	(165.6%)
Recoverable tax on assets and other assets	313,306	(297,851)	(195.1%)	439,041	(192,452)	(143.8%)
Increase (decrease)
Concession taxes payable	(572)	121,674	(21371.7%)	(38,062)	116,165	(405.2%)
Accounts payable	129,053	(484,204)	(475.2%)	(63,716)	(361,662)	467.6%
Cash generated by operating activities	4,631,196	4,200,819	(9.3%)	8,199,705	9,341,825	13.9%
Income taxes paid	(1,363,552)	(1,684,760)	23.6%	(2,763,408)	(2,780,052)	0.6%
Net cash flows provided by operating activities	3,267,644	2,516,059	(23.0%)	5,436,297	6,561,773	20.7%

Cash flows from investing activities:
Machinery, equipment and improvements to concession assets	(1,978,035)	(2,757,380)	39.4%	(3,095,635)	(5,634,368)	82.0%
Cash flows from sales of machinery and equipment	176	273	55.1%	283	841	197.2%
Other investment activities	(5,545)	4,476	(180.7%)	(28,219)	15,967	(156.6%)
Net cash used by investment activities	(1,983,404)	(2,752,631)	38.8%	(3,123,570)	(5,617,560)	79.8%

Cash flows from financing activities:
Dividends declared and paid	(3,675,745)	(1,874,579)	(49.0%)	(3,675,745)	(1,874,579)	49.0%
Dividends declared and paid non-controlling interest	(155,159)	-	(100.0%)	(155,159)	-	100.0%
Bond certificates issued	-	-	0.0%	5,000,000	5,400,000	8.0%
Bond certificates paid	-	(602,000)	100.0%	(1,500,000)	(602,000)	59.9%
Bank loans paid	(81,129)	(72,849)	(10.2%)	(3,959,132)	(72,849)	(98.2%)
Banks loans	-	-	0.0%	3,872,783	1,000,000	(74.2%)
Repurchase of shares	(576,230)	-	(100.0%)	(1,075,703)	-	(100.0%)
Interest paid	(581,227)	(900,997)	55.0%	(941,482)	(1,675,270)	77.9%
Interest paid on lease	(1,468)	(1,169)	(20.4%)	(2,661)	(2,417)	(9.2%)
Payments of obligations for leasing	(4,217)	(4,161)	(1.3%)	(7,704)	(8,324)	8.1%
Net cash flows used in financing activities	(5,075,175)	(3,455,755)	(31.9%)	(2,444,803)	2,164,561	(188.5%)

Effects of exchange rate changes on cash held	380,609	(277,594)	(172.9%)	288,762	(559,286)	(293.7%)
Net increase (decrease) in cash and cash equivalents	(3,410,326)	(3,969,921)	16.4%	156,685	2,549,488	1527.1%
Cash and cash equivalents at beginning of the period	16,899,887	18,890,873	11.8%	13,332,877	12,371,464	(7.2%)
Cash and cash equivalents at the end of the period	13,489,562	14,920,952	10.6%	13,489,562	14,920,952	10.6%

Exhibit D: Consolidated statements of profit or loss and other comprehensive income (in thousands of pesos):
	2Q22	2Q23	Change	6M22	6M23	Change
Revenues
Aeronautical services	4,322,965	4,939,681	14.3%	8,177,197	9,968,355	21.9%
Non-aeronautical services	1,318,125	1,556,984	18.1%	2,486,037	3,027,867	21.8%
Improvements to concession assets (IFRIC-12)	968,994	1,862,976	92.3%	1,959,448	3,703,338	89.0%
Total revenues	6,610,084	8,359,641	26.5%	12,622,682	16,699,561	32.3%

Operating costs
Costs of services:	900,467	1,034,528	14.9%	1,653,991	2,001,166	21.0%
Employee costs	350,755	435,239	24.1%	639,273	832,173	30.2%
Maintenance	161,217	161,331	0.1%	286,247	306,998	7.2%
Safety, security & insurance	136,643	155,476	13.8%	262,817	322,954	22.9%
Utilities	119,569	118,412	(1.0%)	215,650	222,663	3.3%
Other operating expenses	132,283	164,070	24.0%	250,004	316,378	26.5%

Technical assistance fees	190,226	220,479	15.9%	364,372	442,717	21.5%
Concession taxes	473,457	657,228	38.8%	873,223	1,266,621	45.1%
Depreciation and amortization	563,114	621,155	10.3%	1,127,647	1,239,226	9.9%
Cost of improvements to concession assets (IFRIC-12)	968,994	1,862,976	92.3%	1,959,448	3,703,338	89.0%
Other (income)	(4,761)	7,652	(260.7%)	(18,473)	12,796	(169.3%)
Total operating costs	3,091,497	4,404,018	42.5%	5,960,209	8,665,865	45.4%
Income from operations	3,518,587	3,955,623	12.4%	6,662,473	8,033,696	20.6%
Financial Result	(288,117)	(508,135)	76.4%	(561,063)	(1,182,435)	110.7%
Income before income taxes	3,230,470	3,447,488	6.7%	6,101,411	6,851,261	12.3%
Income taxes	(865,835)	(959,062)	10.8%	(1,409,324)	(1,797,604)	27.6%
Net income	2,364,635	2,488,426	5.2%	4,692,087	5,053,657	7.7%
Currency translation effect	(161,220)	(381,807)	136.8%	(339,551)	(814,582)	139.9%
Cash flow hedges, net of income tax	45,635	(54,924)	(220.4%)	137,387	(37,751)	(127.5%)
Remeasurements of employee benefit – net income tax	103	318	208.7%	205	599	(192.2%)
Comprehensive income	2,249,153	2,052,013	(8.8%)	4,490,128	4,201,923	(6.4%)
Non-controlling interest	(51,631)	(4,355)	(91.6%)	(70,658)	(8,217)	(88.4%)
Comprehensive income attributable to controlling interest	2,197,522	2,047,657	(6.8%)	4,419,471	4,193,706	(5.1%)

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit E: Consolidated stockholders’ equity (in thousands of pesos):
	Common Stock	Legal Reserve	Reserve for Share Repurchase	Repurchased Shares	Retained Earnings	Other comprehensive income	Total controlling interest	Non-controlling interest	Total Stockholders' Equity
Balance as of January 1, 2022	170,381	1,592,551	5,531,292	(3,000,036)	13,925,091	1,069,102	19,288,380	1,140,220	20,428,600
Legal Reserve cancellation	-	(1,558,475)	-	-	1,558,475	-	-	-	-
Capitalization of retained earnings	8,027,155	-	-	-	(8,027,155)	-	-	-	-
Dividends declared	-	-	-	-	(7,351,490)	-	(7,351,490)	-	(7,351,490)
Repurchased share cancellation	-	-	(3,000,036)	3,000,036	-	-	-	-	-
Reserve for share purchase	-	-	(31,782)	-	31,782	-	-	-	-
Dividends declared non-controlling interest	-	-	-	-	-	-	-	(93,751)	(93,751)
Repurchased share	-	-	-	- 1,075,703	-	-	(1,075,703)	-	(1,075,703)
Comprehensive income:
Net income	-	-	-	-	4,607,229	-	4,607,229	84,857	4,692,087
Foreign currency translation reserve	-	-	-	-	-	(325,351)	(325,351)	(14,199)	(339,550)
Remeasurements of employee benefit – Net	-	-	-	-	-	205	205	-	205
Reserve for cash flow hedges – Net of income tax	-	-	-	-	-	137,387	137,387	-	137,387
Balance as of June 30, 2022	8,197,536	34,076	2,499,473	(1,075,703)	4,743,933	881,343	15,280,657	1,117,127	16,397,791

Balance as of January 1, 2023	8,197,536	34,076	2,499,473	(1,999,987)	9,187,597	720,171	18,638,867	1,189,179	19,828,046
Legal reserve cancellation	-	444,109	-	-	(444,109)	-	-	-	-
Dividends declared	-	-	-	-	(7,498,318)	-	(7,498,318)	-	(7,498,318)
Cancellation repurchased shares	-	-	(1,999,987)	1,999,987	-	-	-	-	-
Reserve for share purchase	-	-	1,000,514	-	(1,000,514)	-	-	-	-
Comprehensive income:
Net income	-	-	-	-	4,971,095	-	4,971,095	82,560	5,053,655
Foreign currency translation reserve	-	-	-	-	-	(740,239)	(740,239)	(74,343)	(814,582)
Remeasurements of employee benefit – Net	-	-	-	-	-	599	599	-	599
Reserve for cash flow hedges – Net of income tax	-	-	-	-	-	(37,751)	(37,751)	-	(37,751)
Balance as of June 30, 2023	8,197,536	478,185	1,500,000	-	5,215,751	(57,220)	15,334,253	1,197,396	16,531,649

For presentation purposes, the 25.5% stake in Desarrollo de Concesiones Aeroportuarias, S.L. (“DCA”) held by Vantage appears in the Stockholders’ Equity of the Company as a non-controlling interest.

As a part of the adoption of IFRS, the effects of inflation on common stock recognized pursuant to Mexican Financial Reporting Standards (MFRS) through December 31, 2007 were reclassified as retained earnings because accumulated inflation recognized under MFRS is not considered hyperinflationary according to IFRS. For Mexican legal and tax purposes, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing separate financial information under MFRS. Therefore, for any transaction between the Company and its shareholders related to stockholders’ equity, the Company must take into consideration the accounting balances prepared under MFRS as an individual entity and determine the tax impact under tax laws applicable in Mexico, which requires the use of MFRS. For purposes of reporting to stock exchanges, the consolidated financial statements will continue to be prepared in accordance with IFRS, as issued by the IASB.

Exhibit F: Other operating data:
	2Q22	2Q23	Change	6M22	6M23	Change
Total passengers	14,083.7	15,876.1	12.7%	26,665.3	34,956.1	31.1%
Total cargo volume (in WLUs)	677.0	621.3	(8.2%)	1,303.6	1,253.7	(3.8%)
Total WLUs	14,760.7	16,497.4	11.8%	27,968.9	36,209.8	29.5%

Aeronautical & non aeronautical services per passenger (pesos)	400.6	409.2	2.2%	399.9	371.8	(7.0%)
Aeronautical services per WLU (pesos)	292.9	299.4	2.2%	292.4	275.3	(5.8%)
Non aeronautical services per passenger (pesos)	93.6	98.1	4.8%	93.2	86.6	(7.1%)
Cost of services per WLU (pesos)	61.0	62.7	2.8%	59.1	55.3	(6.5%)

WLU = Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

Alejandra Soto, Investor Relations and Social Responsibility Officer	asoto@aeropuertosgap.com.mx
Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx/+52 33 3880 1100 ext. 20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: July 24, 2023	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer